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18007227

SEC
Mail Processing
Section
MAY 29 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delaware Distributors LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, 9th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Salus (215)-255-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Richard Salus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delaware Distributors LP, as of May 24, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr Vice President/Chief Financial Officer/FINOP

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
CARMELETTE MARQUEZ, Notary Public
Philadelphia County
My Commission Expires May 19, 2022
Commission Number 1283446

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2018 MAY 30 AM 8:32
SEC / TM

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Fiscal Year Ended March 31, 2018

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Delaware Distributors, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Delaware Distributors, L.P. as of March 31, 2018, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

May 24, 2018

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330 3300, www.pwc.com/us

Delaware Distributors, L.P.

Statement of Financial Condition

March 31, 2018

(In Thousands)

Assets		
Cash	$	39,416
Due from affiliated mutual funds		6,232
Due from affiliates		3,127
Deferred dealer commissions, less accumulated amortization of $1,087		1,211
Prepaid expenses and other assets		1,043
Total assets	$	51,029
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	$	15,904
Due to affiliates		11,483
Accrued salaries and related expenses		5,359
Total liabilities	$	32,746
Partners' capital:		
General partner		183
Limited partners		18,100
Total partners' capital		18,283
Total liabilities and partners' capital	$	51,029

See accompanying notes.

Delaware Distributors, L.P.

Statement of Operations

Fiscal Year Ended March 31, 2018

(In Thousands)

Revenues		
Administrative fees	$	79,811
Distribution fees		76,622
Commissions and other income, net		1,451
Total revenues	$	157,884
Expenses		
Distribution costs	$	108,487
Salaries and related expenses		32,798
Selling, general, and administrative		14,707
Deferred dealer commission amortization		2,908
Total expenses	$	158,900
Net loss	$	(1,016)

See accompanying notes.

Delaware Distributors, L.P.

Statement of Changes in Partners' Capital

Fiscal Year Ended March 31, 2018

(In Thousands)

	Delaware Distributors, Inc. (General Partner)	Delaware Investments Distribution Partner, Inc. (Limited Partner)	Delaware Capital Management Series (Limited Partner)	Total
Percentage interest per partnership agreement	**1%**	**98%**	**1%**	**100%**
Balances as of March 31, 2017	$ 193	$ 18,913	$ 193	$ 19,299
Net loss for the fiscal year ended March 31, 2018	(10)	(996)	(10)	(1,016)
Balances as of March 31, 2018	$ 183	$ 17,917	$ 183	$ 18,283

See accompanying notes.

Delaware Distributors, L.P.

Statement of Cash Flows

Fiscal Year Ended March 31, 2018

(In Thousands)

Cash flows from operating activities		
Net loss	$	(1,016)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred dealer commission amortization		2,908
Change in assets and liabilities:		
Increase in Deferred dealer commissions		(2,584)
Decrease in Due from affiliated mutual funds		777
Increase in Prepaid expenses and other assets		(226)
Increase in Due from affiliates		(1,109)
Increase in Due to affiliates		4,204
Decrease in Accounts payable and accrued liabilities		(1,255)
Increase in Accrued salaries and related expenses		119
Net cash provided by operating activities		1,818
Net increase in cash		1,818
Cash at beginning of year		37,598
Cash at end of year	$	39,416

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements
(In Thousands)

March 31, 2018

1. Description of Business and Ownership

Delaware Distributors, L.P. ("the Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is the national distributor for affiliated mutual funds. The partners are Delaware Distributors, Inc. ("DDI") (1% General Partner), Delaware Investments Distribution Partner, Inc. ("DIDP") (98% Limited Partner), and Delaware Capital Management Series of Macquarie Investment Management Business Trust ("DCM") (1% Limited Partner). DDI is a direct wholly-owned subsidiary of Macquarie Management Holdings, Inc. ("Holdings"). DIDP and DCM are indirect wholly-owned subsidiaries of Holdings. Holdings, an indirect majority-owned subsidiary of Macquarie Group Limited ("Macquarie"), views the Partnership as an integral part of its investment management strategy.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Cash

Cash is maintained in demand deposits accounts.

The Partnership had cash at March 31, 2018 of $39,416 which was held at a recognized institution.

The cash held with the financial institution exceeds the Federal Deposit Insurance Corporation insurance limit of $250.

2. Significant Accounting Policies (continued)

Due from affiliated mutual funds

Amounts included in Due from affiliated mutual funds on the Statement of Financial Condition are deemed to approximate fair value due to the short collection cycle.

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Deferred dealer commissions are amortized over a 12 month period. The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluation at March 31, 2018 indicated that the respective deferred dealer commission asset is not impaired.

Revenues

Distribution fees are received from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Distribution fees are recognized based on contracted rates as a percentage of average daily net assets of the funds. In turn, the Partnership enters into agreements with and compensates brokers who sell the affiliated fund shares and incurs other distribution costs relating to marketing and selling fund shares, which are classified within Distribution costs on the Statement of Operations. Because it is considered the principal distributor to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution costs.

Administrative fees are earned for additional advertising, promotion and distribution of affiliates' products. These fees are recorded as earned in accordance with contractual agreements with the affiliates. The application of the terms of the contract is reviewed at least annually for appropriateness by the Partnership and by the affiliates to which the services are provided.

2. Significant Accounting Policies (continued)

Revenues (continued)

Commissions income is recorded as of trade date and is comprised of net sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated mutual funds and related products.

Stock-Based Compensation

Certain employees of the Partnership participate in the Holdings and Macquarie stock-based compensation plans. The Partnership and Holdings account for these plans in accordance with the Stock Compensation topic ("Topic 718") of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC").

The Partnership expenses the fair value of restricted stock units ("RSUs") issued under the Holdings plan. The fair value of all stock-based awards are recognized as compensation expense over the period an employee is required to provide service in exchange for the award.

The Holdings stock-based awards applicable to the Partnership employees are expensed by the Partnership and are included in Salaries and related expenses on the Statement of Operations, but the liability is included on Macquarie Investment Management Advisors series of Macquarie Investment Management Business Trust ("MIMA") with an intercompany liability between the Partnership and MIMA. For an equity award classified as a liability, the liability is marked to market through net income at the end of each reporting period. The value of the Holdings awards is determined based on an independent appraisal valuation of Holdings performed by a third-party appraiser, in general, quarterly. When determining the fair market value of Holdings, the independent valuation firm generally applies the market approach. Expected forfeitures for the Holdings' plan are estimated at the grant date, and revised, as needed, over the vesting period, thereby recognizing compensation expense only for those awards expected to vest. The RSUs generally vest over four to seven years. Effective April 1, 2017, RSUs are no longer being awarded under the Holdings plan. The RSUs previously issued to the Partnership's employees will continue to vest over the required service period.

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

Under the Macquarie Group Employee Retained Equity Plan ("MEREP"), Macquarie issues RSUs. The awards are measured at their grant dates based on Macquarie's publicly traded market value. The grant date fair value of the Macquarie awards granted to the Partnership's employees is expensed over the required service period and the awards generally vest over four years. The expense related to these awards is charged to the Partnership by Macquarie as an intercompany charge and is included in Salaries and related expenses on the Partnership's Statement of Operations.

The Partnership recognized $607 of expense for the fiscal year ended March 31, 2018 related to these stock-based compensation awards and is included in Salaries and related expenses on the Partnership's Statement of Operations.

Taxes

The Partnership is required to file a Federal and State Partnership return. However, in accordance with the provisions of the Internal Revenue Code and applicable state regulations, the taxable income or loss of the Partnership passes through and is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. The Partnership also files the Business Income and Receipts Tax return with Philadelphia and incurs a tax which is based primarily upon receipts and is included in Selling, general and administrative expense on the Statement of Operations. Accordingly, no provision has been made in the accompanying financial statements for federal, state or local taxes.

The Partnership does not have any tax positions at March 31, 2018 for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

As of March 31, 2018, the statute of limitations is open for tax years 2012 through current for the Pennsylvania and Philadelphia filings as well as filings made under the Internal Revenue Code.

(In Thousands)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Partnership is subject to the United States Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

At March 31, 2018, the Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

Net capital	$ 6,670
Required net capital	$ 2,183
Ratio of aggregate indebtedness to net capital	4.91 to 1

The Partnership claims the exemption provision of Rule 15c3-3 of the SEC under Section (k)(2)(i) of the Rule.

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a defined contribution plan sponsored by Holdings. The Partnership makes annual contributions to the plan equal to 4.0% of a participant's eligible compensation up to $125. Expense related to the plan totaled $250 for the fiscal year ended March 31, 2018.

(In Thousands)

4. Employee Benefit Plans (continued)

Defined Contribution Plans (continued)

The Partnership participates in a 401(k) plan sponsored by Holdings. The Partnership makes matching contributions equal to 100% of each participant's pre-tax contribution up to 3% of compensation plus an additional contribution equal to 50% of the next 2% of eligible compensation, as defined by the plan, contributed by the participant. Expense related to the 401(k) plan totaled $774 for the fiscal year ended March 31, 2018.

These expenses are included in Salaries and related expenses on the Statement of Operations.

Delaware Investments Notional Investment Policy

The bonus compensation of certain employees is deferred in accordance with Macquarie's bonus retention policy for Holdings and its subsidiaries. The Delaware Investments Notional Investment Policy is an investment vehicle for such retained bonuses. In accordance with this policy, a designated portion of the employee's bonus is notionally invested in a portfolio of Delaware-managed products as determined by the Macquarie compensation committee. The notional investment vests in three equal tranches in the second, third and fourth year following the date of the investment. The expense related to this plan is recognized over the vesting period of the tranches, commencing as of the first day of the service period of the employee's bonus. The expense recognized for the fiscal year ended March 31, 2018 was $870, and is included in Salaries and related expenses on the Statement of Operations.

5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

In the fiscal year ended March 31, 2018, the Partnership was charged selling, general, and administrative expenses of $3,648 primarily by Holdings and Macquarie affiliates for services provided by employees of affiliates. These expenses primarily relate to, but are not limited to, occupancy, information technology, human resources, finance, and legal services provided to the Partnership.

(In Thousands)

5. Related Party Transactions (continued)

The Partnership allocated certain costs related to the distribution of managed account products to an affiliate. The allocated costs presented as a reduction of Salaries and related expenses on the Statement of Operations in the fiscal year ended March 31, 2018 were $2,945. The allocated costs presented as a reduction of selling, general and administrative expenses were $2,030.

In the fiscal year ended March 31, 2018, the Partnership earned Distribution fees of $76,622 from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Amounts included in Due from affiliated mutual funds on the Statement of Financial Condition related to these fees as of March 31, 2018 were $6,188.

In the fiscal year ended March 31, 2018, the Partnership earned Administrative fees of $79,811 for additional advertising, promotion and distribution of affiliates' products.

The Partnership pays certain expenses on behalf of affiliated mutual funds and is reimbursed by the funds in the subsequent month. The Partnership does not include these payments on the Statement of Operations. The amount included in Due from affiliated mutual funds for these payments was $44 at March 31, 2018.

The Partnership generally settles its intercompany balances on a monthly basis. Due from affiliates and Due to affiliates on the Statement of Financial Condition includes all outstanding balances arising from the above transactions.

6. Subsequent Events

In accordance with the Subsequent Events topic ("Topic 855") of the FASB ASC, the Partnership evaluates subsequent events that occurred after the Statement of Financial Condition date but before the financial statements have been issued. The Partnership evaluated subsequent events through May 24, 2018, the date the Partnership's financial statements were available to be issued. Based on the evaluation the Partnership did not identify any subsequent events that would have required adjustment to the financial statements.

Supplemental Information

Delaware Distributors, L.P.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(In Thousands)

March 31, 2018

Net capital		
Total partnership capital	$	18,283
Deductions:		
Total non-allowable assets		11,613
Net capital	$	6,670
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Total liabilities	$	32,746
Total aggregate indebtedness	$	32,746
Computation of basic net capital requirement		
Minimum net capital required	$	2,183
Excess net capital	$	4,487
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	3,395
Ratio: Aggregate indebtedness to net capital		4.91 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited March 31, 2018 Part IIA Focus Filing as filed on April 24, 2018.

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Delaware Distributors, L.P.:

We have reviewed Delaware Distributors, L.P.'s assertions, included in the accompanying Delaware Distributors, L.P.'s exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

May 24, 2018

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330 3300, www.pwc.com/us

Delaware Distributors, L.P.'s Exemption Report

MACQUARIE

Delaware Distributors, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k):(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exeption.

Delaware Distributors, L.P.

I, Richard Salus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Sr. Vice President, Chief Financial Officer, Financial Operations Principal

May 24, 2018

pwc

Report of Independent Accountants

To Management and the Board of Directors of Delaware Distributors, L.P.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Delaware Distributors, L.P. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Delaware Distributors, L.P. for the year ended March 31, 2018, solely to assist the specified parties in evaluating Delaware Distributors, L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Delaware Distributors, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Agreed the amount of $39 listed on item 2B of the SIPC -7 for the April 1, 2017 – September 30, 2017 period to the October 31, 2017 Wells Fargo Payment Report, which shows a wired payment of $39, made on October 30, 2017 (payment ID 3725) to SIPC as the beneficiary noting no differences.
   b. Agreed the amount of $41 listed on item 2G of the SIPC -7 for the April 1, 2017 –March 31, 2018 period to the May 24, 2018 Wells Fargo Payment Report, which shows a wired payment of $41, made on May 24, 2018 (payment ID 3996) to SIPC as the beneficiary noting no differences.
2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the year ended March 31, 2018 to the Total revenue amount of $157,883,847 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2018, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions of $78,019,828 on SIPC-7 (April 1, 2017 - March 31, 2018) line 2c(1): "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the summation of the following trial balance accounts:"6021000020: Other Commission Income, 6021000021:CDSC Revenue - Delaware, 6021100020:Upfront Commission Income, and 6070000021:12B-1 Fee Revenue" per the March 31, 2018 year-end trial balance, noting no differences.
   b. Compared deductions of $79,810,580 on SIPC-7 (April 1, 2017 - March 31, 2018) line 2c(8): "Other revenue not related either directly or indirectly to the securities business" to the trial balance account: "8010990000 Internal Other Revenue" per the March 31, 2018 year-end trial balance, noting no differences.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330 3300, www.pwc.com/us

pwc

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $53,439 and $80, respectively of the Form SIPC-7 noting no differences.
    b. Recalculated the summation noted in step 3(a) above to the sum of the following trial balance accounts: "6021000020: Other Commissions Income, 6021000021: CDSC Revenue - Delaware, 6021100020: Upfront Commission Income, and 6070000021: 12B-1 Fee Revenue" per the March 31, 2018 year-end trial balance, noting no differences.
    c. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c of $157,830,408, noting no differences.
    d. Recalculated the mathematical accuracy of the amount in the line titled "Assessment balance due or (overpayment)" of $41 on page 1, line 2D, by subtracting the payment made on October 30, 2017 of $39 on page 1, line 2b from the "General Assessment" of $80 on page 1, line 2a, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Delaware Distributors, L.P. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 24, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended March 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

29755 FINRA MAR
Delaware Distributors LP
ATTN Compliance Dept
2005 Market Street FL 9
Philadelphia, PA 19103-7007

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Salus 215-255-1010

2. A.	General Assessment (item 2e from page 2)	$80
B.	Less payment made with SIPC-6 filed (**exclude interest**) October 30, 2017 (Date Paid)	(39)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	41
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$41

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $41

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Delaware Distributors LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of May, 20 18.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2017
and ending 3/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $157,883,847

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 78,019,828

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Administrative Services Agreement 79,810,580

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 157,830,408

2d. SIPC Net Operating Revenues $53,439

2e. General Assessment @ .0015 Rate effective 1/1/2017 $80

(to page 1, line 2.A.)